As filed with the Securities and Exchange Commission on June 30, 2014	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

COCA-COLA HBC AG
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name in English)

Switzerland
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York 10043
(212) 723-5435
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT
388 Greenwich Street
New York, New York 10013
(877) 248-4237
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on [Date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing the right to receive one (1) ordinary share of Coca-Cola HBC AG.	50,000,000 ADSs	$5.00	$2,500,000.00	$322.00
*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.   Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs 12, 14 and 17

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt - Paragraphs 4 and 8 Reverse of Receipt - Paragraphs 13, 14 and 17

	(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs 11 and 12

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs 4 and 8 Reverse of Receipt – Paragraphs 13, 14, 16 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Paragraphs 18 and 19 (no provision for extension)

	(viii)	The rights that holders of Receipts have to inspect the transfer books of the Depositary and the list of Receipt holders	Face of Receipt - Paragraph 3

	(ix)	Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt - Paragraphs 2, 4, 5, and 6

	(x)	Any limitation on the Depositary’s liability	Face of Receipt - Paragraphs 1 and 8; Reverse of Receipt - Paragraphs 12, 15 and 17

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Reverse of Receipt – Paragraph 20

Item 2. AVAILABLE INFORMATION			Reverse of Receipt - Paragraph 11

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

IN ACCORDANCE WITH GENERAL INSTRUCTIONS III.  B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS AN EXHIBIT TO THIS F-6 REGISTRATION STATEMENT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)  The agreement between Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder. — Filed herewith.

(b)  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. — None.

(c)  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)  Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. — Filed herewith.

(e)  Certification under Rule 466.  – None.

Item 4.  UNDERTAKINGS

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)  The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of June, 2014.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing the right to receive ordinary shares of Coca-Cola HBC AG.

CITIBANK, N.A., as Depositary

By:	/s/ Mark Gherzo
	Name:	Mark Gherzo
	Title:	Vice President

II-2

Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of ADR
(d)	Opinion of Counsel to the Depositary